Filed by Susquehanna Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Community Banks, Inc.

Commission File No.: 001-11663

The following is a letter sent on July 26, 2007 from Gregory A. Duncan, President and Chief Executive Officer of Susquehanna Bank PA, to bank officers announcing changes to Susquehanna Bank PA’s management team in connection with the announced Community Banks, Inc. merger.

July 26, 2007	Susquehanna Bank PA 1570 Manheim Pike Lancaster, PA 17604-3300

Dear Colleague,

As we continue to plan for the merger with CommunityBanks, I am excited about the opportunity that this expansion creates for Susquehanna Bank PA. Here’s why. The acquisition of CommunityBanks branches and Berks County branches from Susquehanna Patriot Bank will nearly triple the size of Susquehanna Bank PA, to $6 billion in assets. It will double our branch network across 13 counties in central Pennsylvania. The work we do this year will establish the foundation to build a truly premier banking company.

One of the first tasks we tackled was to find a way to align Community’s and Susquehanna’s organizational structures. Today, Susquehanna Bank PA is structured functionally along lines of business, while Community is structured based on geographic regions. Given the upcoming expansion of our company and its wider geographic reach, we will pursue a regional organizational structure that concentrates administrative and other support activities. With that in mind, we’ve put together a management team to lead the planning and implementation of the new Susquehanna Bank PA.

Jeffrey M. Seibert, CommunityBank’s Executive Vice President and Managing Director, Banking Services, will join our executive team as Chief Operating Officer. In this role, he will have responsibility for all banking product and service distribution and chair the Officers Loan committee. He will lead a team of four executives, who will oversee our retail network and commercial lending in three geographic regions, as well as a newly designated Corporate Banking function:

•	Debra A. Goodling-Kime will serve as SEVP and regional executive in the York, Adams, Cumberland and lower Dauphin County areas.

•	John H. Montgomery will serve as SEVP and regional executive in Lancaster, Berks and Chester counties.

•	Brett Fulk will serve as SEVP and regional executive in the Lycoming, Northumberland, Union, Snyder, Schuylkill, Luzerne and northern Dauphin County markets.

•	Donald H. McCarty will serve as SEVP in charge of Corporate Banking, which will include specialized commercial lending, and government banking.

Barry E. Miller will take on a new role as SEVP of Administrative Services, supervising the marketing function and the central processes and procedures for the bank. Kevin P. Parise and David D. Keim will both transition from their roles at Susquehanna Bancshares to join our new executive team. Dave will serve as SEVP, Chief Credit Executive, and Kevin will become SEVP, Chief Financial Officer.

Please join me in congratulating each of these colleagues on their new roles and responsibilities, which will become effective when the merger is completed in November. I’ve charged this group with building our new organization and defining reporting structures for all areas throughout the new Susquehanna Bank PA. We’ll communicate these developments to you as decisions are made.

We have a unique opportunity to build a bank that can focus significant resources and expertise on the needs of each of our local communities. With the dedication of this leadership team and each of you, I am confident that we will successfully capitalize on this opportunity. Thank you for taking up this challenge; I trust you will find it as fulfilling as I do!

Sincerely,

/s/ Gregory A. Duncan
Gregory A. Duncan
President & CEO

IMPORTANT NOTICE TO SHAREHOLDERS

Susquehanna has filed a registration statement on Form S-4 (Registration No. 333-144397) containing a joint proxy statement addressed to Susquehanna’s and Community’s shareholders and a prospectus for the Susquehanna stock to be offered in the Merger with the Securities and Exchange Commission (the “SEC”). A definitive proxy statement will be sent to both Susquehanna’s and Community’s shareholders seeking their approval of the Merger. Investors and shareholders are urged to read the registration statement carefully, because it will contain important information about the Merger. Investors and shareholders may obtain a free copy of the registration statement and other documents filed with, or furnished to, the SEC by Susquehanna or Community at the SEC’s website at http://www.sec.gov. Copies of the registration statement and other documents filed by Susquehanna or Community with the SEC may also be obtained for free from Susquehanna by directing a written request to Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, PA 17543, Attention: Abram G. Koser, Vice President – Investor Relations or from Community by directing a written request to Community Banks, Inc., 777 East Park Drive, Harrisburg, PA 17111, Attention: Patricia E. Hoch.